Exhibit 99.1

Index to Consolidated Financial Statements

Table of Contents

Unaudited Interim Condensed Consolidated Financial Statements	F-2
- Unaudited Interim Condensed Consolidated Statement of Loss	F-3
- Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss	F-4
- Unaudited Interim Condensed Consolidated Balance Sheet	F-5
- Unaudited Interim Condensed Consolidated Statement of Changes in Equity	F-6
- Unaudited Interim Condensed Consolidated Statement of Cash Flows	F-7
- Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-8

SOPHiA GENETICS SA

Unaudited Interim Condensed Consolidated Financial Statements

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Statement of Loss

(Amounts in USD thousands, except per share data)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2021	2020	2021	2020
Revenue	4,5	$10,178	$5,916	$19,154	$13,397
Cost of revenue		(3,948)	(1,950)	(7,307)	(4,863)
Gross profit		6,230	3,966	11,847	8,534
Research and development costs		(6,385)	(3,765)	(12,565)	(8,396)
Selling and marketing costs		(7,573)	(3,788)	(12,455)	(9,138)
General and administrative costs		(8,224)	(3,522)	(16,857)	(7,524)
Other operating income (expense), net		28	69	52	(145)
Operating loss		(15,924)	(7,040)	(29,978)	(16,669)
Finance income (expense), net		(2,426)	(797)	(865)	(1,687)
Loss before income taxes		(18,350)	(7,837)	(30,843)	(18,356)
Income tax (expense)		(40)	(18)	(215)	(36)
Loss for the period		(18,390)	(7,855)	(31,058)	(18,392)
Attributable to the owners of the parent		$(18,390)	$(7,855)	$(31,058)	$(18,392)
Loss per share
Basic and diluted loss per share	7	$(0.38)	$(0.20)	$(0.64)	$(0.48)

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Statement of Comprehensive Loss

(Amounts in USD thousands)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Loss for the period	$(18,390)	$(7,855)	$(31,058)	$(18,392)
Other comprehensive loss:
Items that may be reclassified to loss (net of tax)
Currency translation differences	2,302	196	(4,721)	200
Total items that may be reclassified to loss	$2,302	$196	$(4,721)	$200
Other comprehensive income (loss) for the period	$2,302	$196	$(4,721)	$200
Total comprehensive loss for the period	$(16,088)	$(7,659)	$(35,779)	$(18,192)
Attributable to owners of the parent	$(16,088)	$(7,659)	$(35,779)	$(18,192)

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Balance Sheet

(Amounts in USD thousands)

		(Unaudited)
	Notes	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents		$42,487	$74,625
Term deposits and short-term investments		21,647	22,720
Accounts receivable, net	6	7,514	6,363
Inventory		3,667	3,384
Prepaids and other current assets		4,930	2,602
Total current assets		80,245	109,694
Non-current assets
Property and equipment, net		2,559	1,772
Intangible assets, net		13,899	13,282
Right-of-use assets		3,114	3,767
Deferred tax asset		2,030	2,114
Other non-current assets		2,194	1,486
Total non-current assets		23,796	22,421
Total assets		$104,041	$132,115
Liabilities and equity
Current liabilities
Accounts payable		$6,248	$5,907
Accrued expenses		10,750	9,081
Deferred contract revenue	5	4,083	2,642
Current portion of borrowings	9	—	2,873
Current portion of lease liabilities		967	1,036
Other current liabilities	8	2,859	48
Total current liabilities		24,907	21,587
Non-current liabilities
Deferred contract revenue, net of current portion	5	138	142
Borrowings, net of current portion	9	—	457
Lease liabilities, net of current portion		2,314	2,883
Defined benefit pension liabilities		5,247	5,158
Other non-current liabilities		341	1,378
Total non-current liabilities		8,040	10,018
Total liabilities		32,947	31,605
Equity
Share capital		2,529	2,460
Share premium		231,887	227,429
Other reserves		5,415	8,300
Accumulated deficit		(168,737)	(137,679)
Total equity		71,094	100,510
Total liabilities and equity		$104,041	$132,115

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Statement of Changes in Equity

(Amounts in USD thousands, except share data)

(Unaudited)

	Notes	Shares	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As of January 1, 2021		47,955,700	$2,460	$227,429	$8,300	$(137,679)	$100,510
Loss for the period			—	—	—	(31,058)	(31,058)
Other comprehensive loss			—	—	(4,721)	—	(4,721)
Total comprehensive loss			—	—	(4,721)	(31,058)	(35,779)
Share-based compensation	10		—	—	1,836	—	1,836
Transactions with owners
Share options exercised		1,271,290	69	4,458	—	—	4,527
As of June 30, 2021		49,226,990	$2,529	$231,887	$5,415	$(168,737)	$71,094

	Notes	Shares	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As of April 1, 2021		48,129,200	$2,469	$228,037	$1,916	$(150,347)	$82,075
Loss for the period			—	—	—	(18,390)	(18,390)
Other comprehensive loss			—	—	2,302	—	2,302
Total comprehensive loss			—	—	2,302	(18,390)	(16,088)
Share-based compensation	10		—	—	1,197	—	1,197
Transactions with owners
Share options exercised		1,097,790	60	3,850	—	—	3,910
As of June 30, 2021		49,226,990	$2,529	$231,887	$5,415	$(168,737)	$71,094

	Notes	Shares	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As of January 1, 2020		38,319,760	$1,947	$119,227	$(581)	$(98,340)	$22,253
Loss for the period			—	—	—	(18,392)	(18,392)
Other comprehensive loss			—	—	200	—	200
Total comprehensive loss			—	—	200	(18,392)	(18,192)
Share-based compensation	10		—	—	584	—	584
Transactions with owners
Share options exercised		105,000	5	341	—	—	346
Issue of share capital, net of transaction costs		5,664,480	298	64,369	—	—	64,667
As of June 30, 2020		44,089,240	$2,250	$183,937	$203	$(116,732)	$69,658

	Notes	Shares	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As of April 1, 2020		38,419,260	$1,952	$119,549	$(307)	$(108,877)	$12,317
Loss for the period			—	—	—	(7,855)	(7,855)
Other comprehensive loss			—	—	196	—	196
Total comprehensive loss			—	—	196	(7,855)	(7,659)
Share-based compensation	10		—	—	314	—	314
Transactions with owners
Share options exercised		5,500	—	19	—	—	19
Issue of share capital, net of transaction costs		5,664,480	298	64,369	—	—	64,667
As of June 30, 2020		44,089,240	$2,250	$183,937	$203	$(116,732)	$69,658

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Statement of Cash Flows

(Amounts in USD thousands)

(Unaudited)

		Six months ended June 30,
	Notes	2021	2020
Operating activities
Loss before tax		$(30,843)	$(18,356)
Adjustments for non-monetary items
Depreciation		892	869
Amortization		490	263
Interest expense		1,937	679
Interest income		(8)	(20)
Expected credit loss allowance		(335)	441
Other non-cash items of income and expense	11	2,158	932
Working capital changes
(Increase) decrease in accounts receivable		(910)	1,563
(Increase) decrease in other current assets		(1,070)	618
(Increase) decrease in inventory		(482)	(168)
Increase (decrease) in accounts payables		2,067	1,401
Cash used in operating activities
Income tax refund received		—	148
Interest paid		(244)	(395)
Interest received		3	9
Net cash flows used in operating activities		(26,345)	(12,016)
Investing activities
Purchase of property and equipment		(1,245)	(184)
Acquisition of intangible assets		(70)	(209)
Capitalized development costs		(1,641)	(1,289)
Net cash flow used in investing activities		(2,956)	(1,682)
Financing activities
Proceeds from issuance of share capital, net of transaction costs		—	64,667
Payments of IPO transaction costs		(318)	—
Proceeds from exercise of share options		4,527	346
Proceeds from borrowings	9	—	15,433
Repayments of borrowings	9	(3,167)	(7,296)
Payments of principal portion of lease liabilities		(509)	(481)
Net cash flow provided (used) in financing activities		533	72,669
Increase (decrease) in cash and cash equivalents		(28,768)	58,971
Effect of exchange differences on cash balances		(3,370)	446
Cash and cash equivalents at beginning of the period		74,625	18,069
Cash and cash equivalents at end of the period		$42,487	$77,486

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Company information

General information

SOPHiA GENETICS SA and its consolidated subsidiaries (“the Company”) is a limited liability healthcare technology company, incorporated on March 18, 2011, and headquartered in Saint-Sulpice, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in healthcare and for life sciences research. The Company has built a cloud-based software-as-a-service (“SaaS”) platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos.

As of June 30, 2021, and throughout the period since January 1, 2020, the Company had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios EIRELI	Brazil

Interactive Biosoftware S.A.S., a wholly owned subsidiary located in France and acquired in 2018, was merged into SOPHiA GENETICS S.A.S. in 2020.

On April 9, 2021, SOPHiA GENETICS PTY LTD, a wholly owned subsidiary located in Australia, was incorporated.

On May 27, 2021, SOPHiA GENETICS S.R.L., a wholly owned subsidiary located in Italy, was incorporated.

The Company’s Board of Directors approved the issue of the unaudited interim condensed consolidated financial statements on September 9, 2021.

Basis of preparation

Compliance with International Financial Reporting Standards

These unaudited interim condensed consolidated financial statements as of and for the three months ended and six months ended June 30, 2021, of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020.

Accounting policies

The significant accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2020, and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.

Income tax expense

Taxes on income in the interim periods are accrued using the tax rates that would be applicable to the expected annual profit or loss of each of the Company entities.

Post-employment defined benefit plan expense

Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year.

New standards, amendments to standards and interpretations not yet adopted

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Company and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Company as currently not relevant, are not listed here.

Critical estimates and judgements

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions. Information regarding accounting areas where such judgements, estimates and assumptions are of particular significance is set out in the annual consolidated financial statements under “Critical estimates and judgements”.

Going concern basis

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

Historical cost convention

The financial statements have been prepared on a historical cost basis, except for assets and liabilities, which are carried at fair value.

Share split

On June 30, 2021, the Company effected a one to twenty share split of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

2. Fair Value

As of June 30, 2021, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:

•	Cash and cash equivalents

•	Term deposits and short-term investments

•	Accounts receivable, net

•	Other non-current assets—lease deposits and lease receivable

•	Accounts payable

•	Lease liabilities

•	Borrowings

The carrying amount for derivatives is at fair value.

In the six months ended June 30, 2021, there were no significant changes in the business or economic circumstances that affected the fair value of the Company’s financial assets and financial liabilities.

3. Financial Risk Management

In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e., foreign currency risk and interest rate risk). The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2020. There have been no significant changes in financial risk management since year-end.

4. Segment Reporting

The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance is assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

An analysis of revenue by destination country is presented below (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
France	$1,957	$1,229	$3,853	$2,757
Italy	1,387	603	2,734	1,437
United States	1,008	555	1,773	1,233
Spain	1,041	440	1,866	1,041
Brazil	310	209	585	895
Austria	504	233	993	554
Turkey	600	207	984	538
Germany	269	254	685	591
United Kingdom	374	197	705	504
Switzerland	307	773	694	1,022
Other	2,421	1,216	4,282	2,825
Total revenue	$10,178	$5,916	$19,154	$13,397

5. Revenue

Revenue streams

The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
SOPHiA platform	$9,823	$5,589	$18,562	$12,868
Workflow equipment and services	355	327	592	529
Total revenue	$10,178	$5,916	$19,154	$13,397

Contract assets and liabilities

The timing of revenue recognition and billings can result in accrued contract revenue and deferred contract costs, which are presented within other current assets and other non-current assets in the unaudited interim condensed consolidated balance sheet, and deferred contract revenue, which is presented on the face of the unaudited interim condensed consolidated balance sheet.

Accrued contract revenue

The following table presents accrued contract revenue less any estimated credit loss allowance (in USD thousands):

	June 30, 2021	December 31, 2020
Accrued contract revenue before loss allowance	$293	$262
Loss allowance	—	—
Accrued contract revenue net of loss allowance	$293	$262

Deferred contract costs

The following table presents the current and non-current contracts costs included within the other current assets and other non-current assets, respectively (in USD thousands):

	June 30, 2021	December 31, 2020
Current	$130	$18
Non-current	2	—
Total deferred contract cost	$132	$18

Deferred contract revenue

The following table presents the current and non-current deferred revenue on the unaudited interim condensed consolidated balance sheet (in USD thousands):

	June 30, 2021	December 31, 2020
Current	$4,083	$2,642
Non-current	138	142
Total deferred contract revenue	$4,221	$2,784

6. Accounts receivable

The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	June 30, 2021	December 31, 2020
Accounts receivable	$9,227	$8,877
Lease receivable	290	150
Allowance for expected credit losses	(2,003)	(2,664)
Net accounts receivable	$7,514	$6,363

The following table provides a roll-forward of the allowance for credit losses for the six months ended June 30, 2021, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2021	2020
As of January 1	$2,664	$1,831
Increase	742	626
Reversals	(1,077)	(186)
Write-off	(256)	—
Currency translation differences	(70)	9
As of June 30	$2,003	$2,280

As of June 30, 2021, the Company’s largest customer balance represented 10% and 5% of accounts receivable as of June 30, 2021, and December 31, 2020, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $3.6 million and $4.5 million as of June 30, 2021, and December 31, 2020, respectively.

7. Loss per share

Share data have been revised to give effect to the share split explained in note 1, “Basis of preparation - Share split”.

The Company’s shares comprise four classes of ordinary and preferred shares. Each share has a nominal value of 0.05 USD (0.05 CHF), regardless of share class. The net loss is allocated to each class pro rata to its weighted average number of shares in issue during the period. The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period. The table presents the loss allocated to each share class for the three and six months ended June 30, 2021 (in USD thousands, except shares and loss per share):

	Ordinary shares	Class D preferred shares	Class E preferred shares	Class F preferred shares	Total
Three months ended June 30, 2021
Net loss attributed to shareholders	$(9,156)	$(3,094)	$(2,637)	$(3,503)	$(18,390)
Weighted average number of shares in issue	24,355,828	8,230,220	7,014,040	9,316,940	48,917,028
Basic and diluted loss per share	$(0.38)	$(0.38)	$(0.38)	$(0.38)	$(0.38)

	Ordinary shares	Class D preferred shares	Class E preferred shares	Class F preferred shares	Total
Six months ended June 30, 2021
Net loss attributed to shareholders	$(15,320)	$(5,274)	$(4,494)	$(5,970)	$(31,058)
Weighted average number of shares in issue	23,907,631	8,230,220	7,014,040	9,316,940	48,468,831
Basic and diluted loss per share	$(0.64)	$(0.64)	$(0.64)	$(0.64)	$(0.64)

	Ordinary shares	Class D preferred shares	Class E preferred shares	Class F preferred shares	Total
Three months ended June 30, 2020
Net loss attributed to shareholders	$(4,700)	$(1,669)	$(1,422)	$(64)	$(7,855)
Weighted average number of shares in issue	23,180,194	8,230,220	7,014,040	314,693	38,739,147
Basic and diluted loss per share	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$(0.20)

	Ordinary shares	Class D preferred shares	Class E preferred shares	Class F preferred shares	Total
Six months ended June 30, 2020
Net loss attributed to shareholders	$(11,046)	$(3,926)	$(3,346)	$(75)	$(18,392)
Weighted average number of shares in issue	23,156,646	8,230,220	7,014,040	157,347	38,558,253
Basic and diluted loss per share	$(0.48)	$(0.48)	$(0.48)	$(0.48)	$(0.48)

For the three and six months ended June 30, 2021, and 2020, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans 2013 and 2019 (see note 10, “Share-based compensation”) is not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure.

8. Other current liabilities

Other current liabilities consist of the following (in USD thousands):

	June 30, 2021	December 31, 2020
Derivative	$2,721	—
Deferred government grant income for regional aid	—	48
Income tax payable	138	—
Total other current liabilities	$2,859	$48

The derivative included in the above table represents the fair value of a success fee payable to Triple Point Capital LLC (“Triple Point”), the providers of a loan repaid in 2020, upon an initial public offering of the Company or a sale of the Company. The approach used to determine the fair value of the derivative is based on a Monte Carlo simulation.

The following table presents the loss recognized by the Company on the derivative associated with the Triple Point loan (in USD thousands):

2021
As of January 1	$1,024
Loss on derivative	1,697
As of June 30	$2,721

The Company recognized a loss of $1.7 million and $1.7 million to finance income (expense) on the Interim Condensed Consolidated Statement of Loss for the three and six months ended June 30, 2021. The Company recognized a loss of $0.2 million for the three and six months ended June 30, 2020.

9. Borrowings

The following is the activity of the Company’s borrowings for the six months ended June 30, 2021, and December 31, 2020, respectively (in USD thousands):

Borrowings
January 1, 2021	$3,330
Principal repayments	(3,167)
Transfer to deferred government grant income	39
Interest accrued	50
Interest paid	(170)
Currency translation differences	(82)
June 30, 2021	—

January 1, 2020	$3,838
New borrowing proceeds	15,839
Principal repayments	(16,529)
Transfer to deferred government grant income	(163)
Interest accrued	513
Interest paid	(435)
Currency translation differences	267
December 31, 2020	3,330
Current	2,873
Non-current	457
Total	$3,330

$6.0 million (EUR 5.2 million) 9.75% loan

On June 18, 2018, the Company signed the Plain English Growth Capital Loan Agreement with Triple Point . The Company issued a Plain English Growth Capital Promissory Note and received a loan of $6.0 million (EUR 5.2 million). The purpose of the loan was to finance the acquisition of Interactive Biosoftware (IBS), a company based in France. The loan bore an annual interest of 9.75% (Prime Rate plus 4.75%) and the Company agreed to pay a terminal amount of $0.4 million (EUR 0.3 million) equal to 6.25% of this Promissory Note, on June 1, 2021 (end of term payment). This 3-year borrowing was payable in monthly installments with principal repayments starting as of January 1, 2019. The loan was subject to a number of general covenants. The interest expense was calculated by applying the effective interest rate method to the initial fair value of the loan and to the actual cash outflows resulting from the payment of interest and repayment of the principal. The loan was subsequently carried at amortized cost.

In addition, the Company agreed to pay to Triple Point a success fee upon an initial public offering of the Company or a sale of the Company. The obligation to make this success fee payment has been accounted for as an embedded derivative.

The loan was repaid early, on November 16, 2020, at an amount equivalent to the principal, plus both the interest accrued at the nominal amount up to the date of repayment and the terminal payment. However, the Company still has the conditional obligation to pay to Triple Point the success fee.

COVID loans

During 2020, the Company took advantage of financing opportunities put in place by governments in jurisdictions where it has its affiliates in order to support businesses during the spread of the COVID- 19 pandemic.

The following loans were granted:

•	On March 26, 2020, SOPHiA GENETICS SA was granted a $0.5 million (CHF 0.5 million) loan from Credit Suisse maturing on March 26, 2025. This loan carried an interest of 0% and was scheduled to be repaid in eight equal semi- annual installments starting on September 26, 2021. The Company repaid this loan early on March 26, 2021, using cash on hand.

•	On May 29, 2020, SOPHiA GENETICS SAS was granted a $1.6 million (EUR 1.4 million) loan from Credit Agricole Pyrénées Gascogne maturing on May 31, 2021. This loan carried an interest rate of 0% and was subject to a 0.25% state guarantee fee. It was repaid on maturity.

•	On May 29, 2020, SOPHiA GENETICS SA was granted a $1.0 million (CHF 1.0 million) loan from Credit Suisse maturing on January 31, 2021. This loan carried an interest rate of 1.175% and was repaid on maturity.

Credit Suisse loan

On April 1, 2021, the Company entered into a credit agreement (the “Credit Facility”) with Credit Suisse that provides for maximum borrowings of up to $3.3. million (EUR 2.7 million). Borrowings under the Credit Facility accrue interest at 3.95% per annum and are repayable in installations over 36 months. Borrowings under the Credit Facility can only be used to finance laboratory automation equipment for next generation sequencing (“NGS”) purposes. As of the date of these unaudited condensed interim consolidated financial statements, the Group had no borrowings outstanding under the Credit Facility.

During the period since January 1, 2020, the Company has not been subject to any externally imposed capital requirements.

10. Share-based compensation

Share data have been revised to give effect to the share split explained in note 1, “Basis of preparation - Share split”.

The plans

The Company has two share option plans; the Incentive Share Option Plan, launched in September 2013 (“the 2013 ISOP”), and the 2019 Incentive Share Option Plan, launched in March 2019 (“the 2019 ISOP”). Under these plans, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.

The options have a life of ten years. Options under the 2013 ISOP vest 50% after two years and a further 50% after one more year. Options under the 2019 ISOP vest 25% per year after each of the first four years. As of December 31, 2020, under both plans, in the event of a change of control or an initial public offering (“IPO”), all unvested shares vest immediately. On April 22, 2021, the Board amended the 2019 ISOP to the effect that, in the event of a successful IPO or public listing of the Company’s shares, only those unvested options that otherwise would vest within six months following the effective date of the IPO or such public listing should become fully vested immediately as of such date (accelerated vesting). The remaining unvested options (i.e., unvested options that would only vest after the six-month period following the effective date of the IPO or public listing) would not be subject to accelerated vesting and, subject to certain conditions, would vest on the basis of the original vesting schedule. Additionally, the Board instituted a black-out period, irrespective of a successful IPO or public listing of the Company, in which no options could be exercised from May 1, 2021, to December 31, 2021, and to accelerate the vesting of options that would otherwise vest during that period.

The Company assessed the amendment to the 2019 ISOP and concluded it resulted in a modification. As such, the Company assessed the valuation of the options immediately prior to and subsequently after the modification. As a result of the modification, the Company incurred an additional expense of $0.1 million and $0.1 million for the three months and six months ended June 30, 2021.

Stock Options

The expense recognized for services received during the three and six months ended June 30, 2021, is $1.2 million and $1.8 million, respectively.

The expense recognized for the services received during the three and six months ended June 30, 2020, is $0.3 million and $0.6 million, respectively.

2013 ISOP

Activity for the six months ended June 30, 2021, under the 2013 plan was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
January 1, 2021	1,751,560	$3.10	6.39
Exercised	(892,020)	3.00	—
June 30, 2021	859,540	$2.75	5.59

Activity for the six months ended June 30, 2020, under the 2013 plan was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
January 1, 2020	2,026,560	$2.95	7.36
Exercised	(96,000)	2.85	—
June 30, 2020	1,930,560	$2.88	6.86

2019 ISOP

Activity for the six months ended June 30, 2021, under the 2019 plans was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
January 1, 2021	1,972,500	$4.22	7.70
Granted	1,369,000	5.63	9.62
Forfeited	(22,500)	4.94	—
Exercised	(379,270)	4.00	—
June 30, 2021	2,939,730	$4.84	9.12

Activity for the six months ended June 30, 2020, under the 2019 plans was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
January 1, 2020	679,000	$4.02	9.63
Granted	953,000	4.00	9.77
Forfeited	(29,500)	4.00	—
Exercised	(9,000)	4.00	—
June 30, 2020	1,593,500	$4.00	9.52

Share options outstanding at the six months ended June 30, 2021

2013 ISOP

Options outstanding as of June 30, 2021, under the 2013 ISOP expire between 2021 and 2029.

The weighted average remaining contractual lives of options outstanding are 5.59 years and 6.86 years as of June 30, 2021, and 2020, respectively.

2019 ISOP

Options outstanding as of June 30, 2021, under the 2019 ISOP expire between 2029 and 2031.

The weighted average remaining contractual lives of options outstanding are 9.12 years and 9.52 years as of June 30, 2021, and 2020, respectively.

Measuring the cost of share options

The fair value of the options under both plans is measured at each grant date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the expected dividend yield. For options granted on and subsequent to September 2020, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction.

The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The key inputs used in the valuation model, for the stock options granted in the three and six months ended June 30, are outlined below. They relate entirely to the 2019 ISOP as no grants have been made under the 2013 ISOP since 2019.

2019 ISOP

	Three months ended June 30,		Six months ended June 30
	2021	2020	2021	2020
Share price at grant date (in USD)	$6.05	$4.47 - $4.99	$6.05	$4.47 - $4.99
Expected life of share options (years)	6.05	5.71 - 6.31	6.05 - 6.19	5.67 - 6.43
Expected volatility	41.43%	40.58% - 43.11%	41.26% - 41.45%	39.86% - 43.56%
Risk free interest rate	(0.48)%	(0.72)% - (0.55)%	(0.63)% - (0.48)%	(0.80)% - (0.55)%
Dividend yield (%)	0.00%	0.00%	0.00%	0.00%

The price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:

•	By reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares.

•	On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value.

The weighted average fair value of options granted during the six months ended June 30 was (in USD):

	2021	2020
2019 ISOP	$2.12	$2.74

Movements in the share-based compensation reserve were as follows (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Beginning of the period	$3,587	$1,859	$2,948	$1,589
Movement in the period	1,197	314	1,836	584
Total	$4,784	$2,173	$4,784	$2,173

Commitment to grant options to CEO on IPO

In addition to the options granted, as set out above, the Board committed on November 29, 2018, to award to the CEO 300,000 share options, if the Company completed an IPO that valued the Company at a minimum of $1.0 billion. No other terms and conditions were specified, although it was assumed that the strike price would be equal to the IPO share price and that there could be further vesting conditions in terms of service beyond the IPO date.

On March 25, 2021, the Board formally clarified the conditions of this commitment to grant options to the CEO upon an IPO. Specifically, the Board set the grant date as November 29, 2018, set the strike price at $3.33 (CHF 3.15), confirmed the condition of an IPO that valued the Company at a minimum of $1 billion and set the life of the option at five years. On the basis of these terms, the award was valued as of that date at $0.3 million. This value will not be updated at a later date as all terms and conditions of the award were approved. The expense of $0.3 million will be recognized when it becomes probable that an IPO that values the Company at a minimum of $1.0 billion will occur before November 29, 2023. The Company recognized $0.2 million in the three months ended June 30, 2021, related to the Company’s expectation of an IPO becoming probable in the second quarter of 2021.

11. Cash flow

Non-cash items of income and expense are presented in the following table (in USD thousands):

	Six months ended June 30,
	2021	2020
Share-based compensation	$1,836	$584
Intangible assets write-off	—	215
Movements in provisions, pensions and government grants	600	504
Research tax credit	(278)	(371)
Total other non-cash items of income and expense	$2,158	$932

12. Related party transactions

Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.

Key management personnel are comprised of four Executive Officers and Directors and five Non-Executive Directors as of June 30, 2021. Key management personnel are comprised of four Executive Officers and Directors and four Non-Executive Directors as of June 30, 2020.

Compensation for key management and non-executive directors recognized during the period comprised (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Salaries and other short-term employee benefits	$344	$232	$852	$456
Pension costs	16	14	35	26
Share-based compensation expense	887	202	1,266	391
Other compensation	46	15	90	36
Total	$1,293	$463	$2,243	$909

On March 25, 2021, the Board changed the strike price on 127,000 options granted to the CEO in September 2018 from $4.22 (CHF 4.00) to $3.33 (CHF 3.15). The Company calculated the fair value of these options using the same approach as that used to value share options granted since September 2020, which resulted in an increase of $0.1 million. This incremental cost is now being recognized as an expense over the period from March 25, 2021, until the end of the vesting period of the original grant.

On March 25, 2021, the Board also clarified the terms of an award made to the CEO on November 29, 2018. This award is conditional on the achievement by November 29, 2023, of a successful IPO that values the Company at a minimum of $1.0 billion. Further details of the award and its accounting treatment are set out in note 9, “Share-based compensation”.

13. Events after the reporting date

IPO

On July 27, 2021, the Company completed its IPO in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced on at market open on July 23, 2021. The Company completed the IPO of 13,000,000 common shares, at an IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The IPO resulted in gross proceeds of $234.0 million. The Company incurred an estimated $25.9 million in issuance costs associated with the IPO, resulting in net proceeds of $208.1 million.

Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare. Gross proceeds from the private placement, before deducting estimated expenses payable, are $20 million. The Company incurred $0.5 million of issuance fees, resulting in net proceeds of $19.5 million.

On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the price to the IPO price of $18.00 per share. The greenshoe resulted in additional gross proceeds of $9.4 million. The Company incurred an additional $0.7 million of additional issuance costs, resulting in net proceeds of $8.7. With the addition of the underwriters’ option to purchase additional shares, the total number of shares solid in the Company’s IPO increased to 13,519,493 shares for aggregate gross proceeds, before deducting underwriting discounts and commissions and estimated fees and offering expenses, of $243.4 million.

As a result of the IPO, the Company incurred a success fee related to the Triple Point loan (Note 9) of $2.9 million. Given the probable success of the IPO as of June 30, 2021, the Company recorded an additional expense related to the increase in liability in other current liabilities.

Immediately prior to the completion of the Company’s IPO and current with the private placement, the Company’s outstanding preferred shares converted on a one-to-one basis of our issued preferred shares into ordinary.

New Leased Office

On March 3, 2021, the Company entered into a 122 month new lease for office space in Rolle, Switzerland primarily to support the expansion of the R&D department. The lease in total is for approximately 3,600 square meters with the Company gaining access to areas on prescribed dates. The Company gains access to 1,100 square meters on July 1, 2021, 700 square meters on January 1, 2022, and the remaining 1,800 square meters on July 23, 2023. Ahead of gaining control of the leased space the Company purchased approximately $1.0 million of additions in leasehold improvements and equipment in Q2 2021. The expected lease commitments resulting from this contract are $0.2 million in 2021, $0.6 million in 2022 and $1.2 million from 2023 onwards. They are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.